INVEST IN **CAMDOG INC**

We help customers minimize their losses, prevent intrusions. We offer AI-based video surveillance.


CAMDOG.AI
CREATE YOUR OWN SECURITY AGENCY
VIDEO SURVEILLANCE AS A SERVICE

camdog.ai New York NY

Technology Software Infrastructure B2B Saas

LEAD INVESTOR

Alexey Girin Starta.vc, General Partner

Small & Medium Sized businesses simply cannot afford to pay the fees on your standard business security systems nor do they have the manpower to operate them! Camdog takes any ordinary camera you have laying around your business and turns it into an affordable, AI-Based, Smart-Watchdog. Forget about installation fees, forget about monitoring your cameras even, since Camdog provides 24/7 surveillance! They are solving a universal surveillance problem for Small, medium sized businesses. This is an opportunity we didn't miss out on, don't you go missing out.

Invested $10,000 this round & $130,000 previously

Highlights

Highlights

1. 🦄💰🚀 One of the smartest and easy-to-use solutions for SMBs for the $77 billion market.
2. 📈 Started selling this January and grew 8 folds.
3. $ 2021 bootstrapped results: Run Rate > $120,000, $8,000MRR in Jul, 20%MOM, LTV/CAC>5x
4. 💰 Member of NVIDIA Inception Program, Starta Ventures Alumni.
5. 🚀 Google Spark $100K grant recipients, AWS Activate $100K grant recipients, Nvidia+ IBM $120K grant recipients.
6. 👨‍🎓 Team of Camdog is composed of highly skilled Sales&Marketing managers and Software Engineers.
7. 🦄 Easy deployment through technology integrations and strategic partnerships
8. 🔥 Backed by VC investor: Starta Ventures II fund led by Alexey Girin.

8. 🔥 Backed by VC investor: Starta Ventures II fund led by Alexey Girin.

Our Team



Dmytro Usenko CEO

Serial entrepreneur with 25 years of expertise in Sales and Software Development. Built several successful software development agencies. Angel investor.

> My team and I have strong expertise in Computer Vision. We've worked together for several years and it turned out as the final result of our activity.



Svetlana Lopatina CMO

Svetlana has the expertise of more than 10 years in Marketing and Lead generation.



Dmitrii Havriliuk CTO

Dmitrii has 7 years of expertise in computer vision. Former Sr .Net developer now he controls any aspects of Camdog's tech development



Andrea Legnani Advisor

Andrea is a highly-skilled communication expert with broad experience in public affairs, marketing,



and advertising with deep knowledge of the corporate, trade association, and agency worlds. Hy is an Adjunct Professor at Baruch College, CUNY

Our Vision

In today's world, it is very important for businesses to be able to detect potential threats like thefts, intrusions, and vandalism to avoid significant losses.



PROBLEM
BUSINESS OWNERS CONTINUALLY FACE
THEFT
INTRUSION
VANDALISM
CAMDOG.AI

While large corporations can count on huge budgets and large security teams, smaller businesses are left with very few options such as a video surveillance system that is often unable to detect threats before they happen.



PROBLEM
Yet they still use
CAMERAS
for video recording,
though most often,
it only serves as a
dust collector.
WHY?
CAMDOG.AI

Security cameras record continuously on tape/HD/ and the business owner will have to manually scan the tape searching for the few minutes where the wrongdoing occurred.



D
Are you tired of watching a video?
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OF JUST
THE RIGHT
MOMENTS
Watch on YouTube

And even when they finally find it, there's very little they can do about it.



PROBLEM
WHEN CHOOSING VIDEO SURVEILLANCE SOFTWARE, BUSINESSES ONLY HAVE TWO OPTIONS TODAY:
MASS MARKET SOLUTION
+ Cheap
+ Easy to use
- Live video only
- Records only pets and neighbors)
- 1-7 days storage
- No analytics function
No smart alerts
ENTERPRISE-LEVEL SOLUTION
+ Many functionalities
+ Reliable
- Difficult to understand and maintain
- Very costly
- Requires professional installation
- Up to 30 days to learn how to operate
Runs on expensive professional hardware


- Software always binding to camera
CAMDOG.AI

Investor Testimonials

Gabriel Arant - Program Director at Starta Ventures


Investor Testimonials- Gabriel Arant
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It already happened!

CAMDOG® is the Artificial Intelligence Security System specifically designed for small and medium businesses.

It is cheap and can be **easily installed** on existing CCTV camera systems.

Thanks to its deep-learning algorithms, CAMDOG® **helps identify and thwart several different potential threats in stores, cafes, restaurants, shops, malls** before they even happen.


SOLUTION
Camdog® significantly increases the power and potential of existing surveillance cameras in an affordable, easy to use solution.
Cameras
Case #1
Case #2
EASY MENU
INSTANT ALERTS
24/7 continuous video monitoring & data storage
20,000+ Camera Integrations available
Lifetime storage of surveillance data
Suspicious activity set up and detection
Automatic Licence Plate Recognition mode
Camdog® protective mode (alerts)
Extremely user-friendly interface
Affordable for small business!
95% false alarm reduction compared to live guards
CAMDOG.AI

CAMDOG® **transforms your CCTV system into a powerful watchdog** that will alert business owners of any suspicious activity potentially leading to a theft or a break-in, whether they are there or not and whether their business is open or closed for the night.


Case 03. Object Detection
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OBJECT CONTROL
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Object detection. Case-01
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ACCESS CONTROL
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Its user interface is easy to learn and set up.

All control with a few buttons!

Learning how to use the service is no more than 3 minutes!

HOW IT WORKS


Cameras
Case #1
LIVE
List of alerts

CAMDOG® is specifically designed for small and medium businesses.

It can help reduce losses due to thefts, intrusions, and vandalism by alerting the business owner of a potential threats before they even happen.

TARGET AUDIENCE


Landlords
Cafe, Bars
Car dealers
Grocery stores
SMALL
MEDIUM
BUSINESS
Warehouses
Gas stations
Construction sites
ASK FOR
AVOID
SAFETY
OPTIMIZATION
HIGH COSTS
WASTE OF TIME

Forget about patrols passing by the store every few hours (thieves are very good at studying patterns) or **security guard remote surveillance** (after few minutes of continued monitoring, their attention levels decrease and they will miss practically everything that happens in the camera range).


Case 03 v2
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OBJECT CONTROL
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Its **Deep Learning algorithms identify suspicious behaviors** and can be easily adapted to a vast range of businesses: apartment buildings, cafes, restaurants, grocery stores, car dealerships, warehouses, gas stations, construction sites, hospitals, schools, etc.


Case 01 Face Recognition 1
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WE BUY GOLD & DIAMONDS


FACE RECOGNITION
ENTERED: 26
CAME OUT: 17
Watch on YouTube
TORS AND EMPLOYEES

Each business' security need is addressed and monitored for the owner's peace of mind: they will receive an alert on any chosen device for proper action. They can also receive a live feed of what's happening on their mobile device.


Case 07. ALPR recognition
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CAUTION
CQU·66L
GRANTED ACCESS
ALPR RECOGNITION
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E THE FACILITY WITHOUT STOPPING AT GATES

There is a huge potential market for Camdog:

its versatility allows our system to be useful for several different business areas.

We estimate our Total Addressable Market to reach $77.3B by 2023,

Serviceable Addressable Market to hover around $30B,

and Camdog's Share of the Market to be as high as 5%.


MARKET
TAM $77.3 billion by 2023*
GLOBAL VIDEO ANALYTICS MARKET USD 40 billion (2020)
SAM $30 billion by 2023
SOM 5% CAMDOG.AI

Forward-looking projections cannot be guaranteed.

Our business model is based on a SAAS model with a very affordable monthly subscription.

Our price plans range from $14 to $300. No strings attached!

You can forget about binding annual contracts or expensive additions and extensions.


BUSINESS MODEL
MONTHLY SUBSCRIPTION
PAY AS YOU GO PLAN
$49/month
+
$0.10

CAMDOG's competitive advantages:

- Ease of use
    - user-friendly interface. **3 minutes to learn how it uses!!**

Versatility

- supports more than **20,000** different camera models!

Combined video management system and video analytics in one solution

- enterprise-level software for SMB sector.

Cloud-based solution with lifetime data storage

- reduces initial investment for customers

Different plans to fit the budgets of small to medium businesses

- No matter the business' size, you're covered!

PRODUCTS COMPARATIVE TABLE

	B2B PLAYERS				B2C PLAYERS	
	CAMDOG.AI		VERKADA	STANLEY	ring	ADT
SERVICE PRICE & BUSINESS MODEL						
Business Model (S-subscription, C-contract)	S	C	C	C	S	S
Starting monitoring price, ($/cam/month)	$10	$150	$64	$50	$10	$53
SMART FUNCTIONS						
People detection & Object detection	✓	✓	✓	✓	-	-
Guard Mode	✓	-	-	-	-	-
ALPR	✓	-	-	-	-	-
FREEDOM OF CHOICE ANY HARDWARE	✓	-	-	-	-	-
DATA STORAGE, (days)	∞	30	15	7	60	30
MESSENGER NOTIFICATIONS	✓	-	-	-	-	-
ANALYTIC REPORTS	✓	✓	✓	-	-	-

CAMDOG.AI

Since CAMDOG's foundation in 2019, the team has been working hard on adapting the system's deep-learning algorithms to a vast range of businesses and situations.

Today we are still engaging with our past and future clients to find innovative solutions to old problems.

After starting selling our system in January 2021, as of September 2021, we grew 8-folds and have 85 clients in the US. We have a $120,000+ Run Rate.



TRACTION/REVENUE PROJECTION, 2021
Users
Jan Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec
CAMDOG.AI
MRR

Forward-looking projections cannot be guaranteed.

The market is HUGE ($40 Billion last year!!) and the potential for further expansion is even greater.



REVENUE PROJECTION, 2021-2023
15000% GROWTH
6500% GROWTH
1300% GROWTH
STARTED SELLING IN
JANUARY`21
2021 $130K
2022 $650K
2023 $1.5M
CAMDOG.AI

Forward-looking projections cannot be guaranteed.

We expect our business to grow 1.5K-fold for the next 3 years.

The team, led by **Dmytro Usenko**, combines 60+ years of experience in AI software development, sales management, and marketing: a startling advantage when it comes to designing and selling a product.

TEAM




60+
years of combined previous expertise in Sales, Software development and Marketing
6+
years of working together in the Computer Vision engineering sector.
Pro Vision Lab
molaboo
Nobus
FW
Resiport
CAMDOG.AI
Dmytro Usenko
CEO
Serial Entrepreneur, 25 years in Sales, Management
Dmytro Havriluk
CTO
7+ years in Computer Vision
Svetlana Lopatina
BDM
10+ year in Sales
Andrea Legnani
Advisor
18+ year in Sales

We invite you to seize a great opportunity:

join top venture capitalists and strategic partners, becoming an investor and a partner in our company!


CAMDOG.AI
https://camdog.ai
contact@camdog.ai
Thank You!

Downloads

Camdog presentation wefunder .pdf